Exhibit (c)(19)

P.Virgil – Strategic Dialogue Considerations March 31, 2025

P.Virgil – Strategic Dialogue Considerations

March 31, 2025

Summary of most relevant strategic parties

Party	Contact(s) in Dialogue	Status Notes
Currently Engaged in Dialogue		
REDACTED		• Mid-April 2025: Mike and REDACTED scheduled to discuss network-of-network initiative and potentially processing REDACTED transactions on APN • March 2025: Teresa Mackintosh, FT Partners, and REDACTED connected to discuss REDACTED potential interest in AvidXchange • February 2025: REDACTED reached out to Mike noting he had heard from another bank that AvidXchange was evaluating strategic options
Corpay	• Ron Clarke – CEO	• Ron and Mike scheduled to speak on 4/1 • In Q1'25, Ron reached out to FT Partners regarding AvidXchange; call was held in late March between AJ Rubado, Barclays, FT Partners, and Ron where Ron was encouraged to further explore potential transaction if interested • Earlier in Q1'25, TPG communicated to Mike that Corpay had reached out to TPG regarding AvidXchange, but TPG did not respond; Ron had also communicated to AvidXchange some interest in discussing alternative transaction structures that would not involve combining Corpay and AvidXchange but where Corpay would make a minority investment into AvidXchange • Q4'23: AvidXchange and FLEETCOR engaged in discussions regarding potential combination of AvidXchange and Corpay; these conversations were discontinued due to unattractive relative valuation communicated by FLEETCOR for AvidXchange
Participated in Q1'25 Process		
REDACTED		• REDACTED was engaged in Q1'25 process and received access to the VDR; REDACTED communicated that the only portfolio company through which they were viewing AvidXchange acquisition opportunity was REDACTED • REDACTED discussed with Michael Praeger in late January that they will be passing citing run-up in AVDX stock price to $10.00+ and slowdown in growth in the underlying business drivers, after initially communicating interest during initial conversations in H2'24 when AVDX was trading in $7.50-8.00 range
Inbounds in response to 3/13 Bloomberg article		
REDACTED		• FT Partners held call with REDACTED in late March 2025 after he inbounded inquiring about AvidXchange and process • FT Partners held call with REDACTED in late March 2025 after REDACTED inbounded inquiring about AvidXchange and process; REDACTED noted their REDACTED
Other Potentially Logical Strategics & Wildcards		
REDACTED		• REDACTED communicated in Q1'25 that they only viewed potential AvidXchange acquisition through REDACTED lens • Long-time active commercial relationship • REDACTED communicated in Q1'25 that they only viewed potential AvidXchange acquisition through REDACTED lens

Illustrative strategic universe

Market Cap [1]	B2B Payments, Spend Management, and AP Automation	Financial Management Solutions	Vertical Software	Diversified Payments and Networks	Wild Cards
$100bn+	• SAP / Ariba, Concur	• ADP • Intuit • Microsoft / Dynamics • Oracle / NetSuite, Cerner		• Fiserv • JPMorgan Chase • Mastercard • Visa	• Amazon • Salesforce • ServiceNow
$25-100bn		• Workday	• CoStar	• Adyen • FIS • PayPal / Braintree • Square • Stripe [4]	• Cognizant • HubSpot
$10-25bn	• Corpay • Global Payments / Mineral Tree	• Infor (Koch) [2] • Paylocity / Airbase • Sage / Intacct • Xero	• CGI • Fortive / Accruent • Procore • RealPage (Thoma Bravo) [3] • SS&C • Tyler Technologies		
$5-10bn	• Coupa (Thoma Bravo) [5] • Edenred • WEX		• AppFolio • CoreLogic [6] • Fieldwire (Hilti) [7]	• Wise	
$2-5bn	• BILL • Bottomline (Thoma Bravo) [8] • Conservice (Advent, TA) [9] • Medius (Advent, Marlin)	• Blackline • Epicor [10]	• Blackbaud • Fintech		

(1) Companies currently publicly listed categorized by market capitalization as of 3/28/25
(2) Infor was acquired by Koch Industries in February 2020 at a $13bn valuation
(3) RealPage was acquired by Thoma Bravo in December 2020 at a valuation of $10.2bn
(4) Stripe's latest 409A valuation from Sequoia was at a valuation of $70bn as of July 2024
(5) Coupa's was acquired by Thoma Bravo in December 2022 at a valuation of $8bn
(6) CoreLogic was acquired by Stone Point and Insight Partners at a valuation of $6bn
(7) Hilti valuation estimated based on 2023 EBITDA of $1.1bn at an 8.5x multiple
(8) Bottomline was acquired by Thoma Bravo in December 2021 at a valuation of $2.6bn
(9) Conservice was last valued at a $2.5bn valuation, following Advent's March 2020 investment
(10) Epicor was acquired by CD&R in October 2020 at a valuation of $4.7bn

Executive Team observations of risks to engaging with strategic parties

Risk Category	Summary
Regulatory	• Regulatory / HSR and associated timing
Deal Risk with Existing PE Sponsors	• TPG and REDACTED believe they are currently in a competitive process only with a smaller group of blue-chip private equity firms, having been informed along the way that strategics have been eliminated • Getting REDACTED interested in engaging in the process was that they would be competing against blue-chip private equity firms, not strategics • On 3/28, REDACTED communicated they had engaged 4 diligence consultants given their comfort in an equal playing field competing in a PE-only process • Significant risk that TPG and/or REDACTED may drop from the process if they discover that the process is further expanding outreach aperture to new strategics
Timing	• Introduction of strategics could slow the process (whether by design or inadvertently) • If the process extends through Q1 earnings perceived as disappointing, with no deal announcement, then the stock could be adversely impacted, leading to lower bids / dropouts from TPG, REDACTED and/or strategics
Execution Risk	• Purchase consideration financing access (cash vs. stock) – Less concern with TPG and REDACTED ability to execute deal on cash basis • HSR – Less of a concern with financial vs. strategic buyers
Strategic Partners, Customers, and Operational	• After the Bloomberg article published, the Company was immediately contacted by key strategic partners very concerned that the Company would potentially sell to a competitor, with concerns arising to from the significant investment the partners have made in integrating with AvidXchange products and relying on AvidXchange for their execution and customer interaction • Executive Team calmed these partners, communicating AvidXchange is not considering selling to a competitor and that the only change may be whether it remains publicly listed • These key strategic partners include: AppFolio, Mastercard, KeyBank, Fifth Third Bank, Bank of America, and REDACTED • Risk of CorPay / REDACTED disclosure of our process in the marketplace with competitive deals • Risk of disclosure of the transaction process in the marketplace with both existing and potential ERP partners (e.g., REDACTED
Competitive	• Competitors in the process may gain access to AvidXchange's key trade secrets relating to monetizing payment transactions, enrollment algorithms, JIT process, etc. • Competitors in the process may gain knowledge of key areas of AvidXchange's AI capabilities and utilization
Executive Team	• Further distraction of Executive Team from focus in executing on key initiatives in a critical time for achieving 2025 Operating Plan • Executive Team is currently aligned and deep in diligence with both PE firms and we would run significant risk of Executive Team commitment and dilution of focus with introduction of strategic competitors into the process